UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that, further to the announcement made on March 29, 2019 in relation to the declaration of a cash dividend in an aggregate amount of U.S.$150 million, payable in two equal installments (of U.S.$75 million each installment) on June 17, 2019 and December 17, 2019, approved at CEMEX, S.A.B. de C.V.’s General Ordinary Shareholders’ Meeting held on March 28, 2019. CEMEX Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) holders, respectively, as of the record date of December 16, 2019, will be entitled to receive the second installment of the cash dividend (U.S.$75 million). CEMEX will proceed to make payment of the second installment of the cash dividend at the rate of approximately U.S.$0.001654 per share, against the delivery of coupon 150 (one hundred and fifty) adhered to the share certificates representing all of the outstanding shares that integrate the capital stock. CPO holders will receive a cash dividend of approximately U.S.$0.004962 per CPO and ADS holders will receive a cash dividend of approximately U.S.$0.049620 per ADS. CEMEX intends to announce the corresponding final dividend amounts per share, CPO and ADS for the second, and final, installment no later than December 17, 2019. The second, and final, installment of the cash dividend will be paid to CPO holders on or around December 17, 2019 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on December 13, 2019. ADS holders are expected to receive the second, and final, installment of the dividend on or around December 18, 2019. The last date to acquire CPOs with dividend rights will be on December 11, 2019, and the last day to acquire ADSs with dividend rights will be on December 12, 2019. Each ADS represents 10 CPOs.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) generated until December 31, 2013, therefore no withholding tax will be generated for the payment of this dividend. Furthermore, dividend payments to non-residents of Mexico will not be subject to withholding tax in Mexico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: December 5, 2019	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller